# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beta Bionics, Inc., CIK 0001674632
CUSIP: 08659B102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11 HUGHES, 11 HUGHES, IRVINE, California (CA), 92618
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000904454-25-000219
Filed by CIK 0001875620

## Reporting persons
- Sands Capital Life Sciences Pulse Fund II. L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,570,113; sole dispositive power 0; shared dispositive power 3,570,113; aggregate amount beneficially owned 3,570,113 (8.2% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 43,470,125 Shares outstanding as of July 25, 2025 (according to the Issuer's Form 10-Q as filed with the Securities and Exchange Commission on July 29, 2025).
- Sands Capital Alternatives, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,570,113; sole dispositive power 0; shared dispositive power 3,570,113; aggregate amount beneficially owned 3,570,113 (8.2% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 43,470,125 Shares outstanding as of July 25, 2025 (according to the Issuer's Form 10-Q as filed with the Securities and Exchange Commission on July 29, 2025).
- SANDS FRANK M.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,570,113; sole dispositive power 0; shared dispositive power 3,570,113; aggregate amount beneficially owned 3,570,113 (8.2% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 43,470,125 Shares outstanding as of July 25, 2025 (according to the Issuer's Form 10-Q as filed with the Securities and Exchange Commission on July 29, 2025).

## Item 1. Issuer
Name of issuer: Beta Bionics, Inc.
Address of issuer's principal executive offices: 11 HUGHES, 11 HUGHES, IRVINE, CALIFORNIA, 92618.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by: (i) Sands Capital Life Sciences Pulse Fund II, L.P. ("Sands Pulse Fund II"), with respect to the shares of Common Stock held by it; (ii) Sands Capital Alternatives, LLC ("Sands Capital Alternatives"), the investment manager of Sands Pulse Fund II, with respect to the shares of common Stock held by Sands Pulse Fund II; and (iii) Frank M. Sands ("Sands"), with respect to the shares of Common Stock held by Sands Pulse Fund II. Sands Pulse Fund II, Sands Capital Alternatives and Sands are together referred to herein as the "Reporting Persons".

Sands Capital Life Sciences Pulse Fund II-GP, L.P. ("Sands Pulse GP LP") is the general partner of Sands Pulse Fund II. Sands Capital Life Sciences Pulse Fund-GP, LLC ("Sands Pulse GP LLC" and, together with Sands Pulse GP LP, the "Sands General Partners") is the general partner of Sands Pulse GP LP.

Sands Capital Alternatives is the investment manager of Sands Pulse Fund II and thus may be deemed to beneficially own the shares of Common Stock held by Sands Pulse Fund II. Sands holds ultimate voting and investment power over securities held by Sands Pulse Fund II, and thus may be deemed to beneficially own the shares of Common Stock held by Sands Pulse Fund II. Each Reporting Person and the Sands General Partners disclaim beneficial ownership of any securities beyond its pecuniary interest therein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons and the Sands General Partners is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.
Citizenship: Sands Pulse Fund II and Sands Pulse GP LP are organized under the laws of the Cayman Islands. Sands Capital Alternatives and Sands Pulse GP LLC are organized under the laws of Delaware. Sands is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See rows 5 through 11 of cover pages.
Percent of class: See rows 5 through 11 of cover pages.
Sole power to vote or to direct the vote: See rows 5 through 11 of cover pages.
Shared power to vote or to direct the vote: See rows 5 through 11 of cover pages.
Sole power to dispose or to direct the disposition: See rows 5 through 11 of cover pages.
Shared power to dispose or to direct the disposition: See rows 5 through 11 of cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sands Capital Life Sciences Pulse Fund II. L.P.: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel of the GP of the GP of Sands Capital Life Sciences Pulse Fund II, L.P. (08/13/2025)
- Sands Capital Alternatives, LLC: /s/ Jonathan Goodman, Jonathan Goodman, General Counsel (08/13/2025)
- SANDS FRANK M.: /s/ Frank M. Sands, Frank M. Sands (08/13/2025)
Comment: Sands Capital Life Sciences Pulse Fund II, L.P. signed by Sands Capital Life Sciences Pulse Fund II-GP, L.P., its general partner, by Sands Capital Life Sciences Pulse Fund II-GP, LLC, its general partner, by Jonathan Goodman, General Counsel.